UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Registered Direct Offering

Securities Purchase Agreement

On March 15, 2026, SEALSQ Corp (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue (i) 22,913,630 Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”), (ii) Pre-Funded Warrants to purchase up to 7,500,000 Ordinary Shares (the “Pre-Funded Warrants”), (iii) 7,500,000 Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants, (iv) Class E Warrants to purchase up to 60,827,260 Ordinary Shares (the “Class E Warrants”, and together with the Pre-Funded Warrants, the “Warrants”), and (v) 60,827,260 Ordinary Shares issuable upon the exercise of the Class E Warrants, in a registered direct offering (the “Offering”). The closing of the Offering is expected to occur on or about March 17, 2026, subject to customary closing conditions.

The gross proceeds to the Company from the Offering are expected to be approximately US$125 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3ASR (File No. 333-290963), which was filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), and became effective, on October 20, 2025. A prospectus supplement to the Registration Statement was filed with the Commission pursuant to Rule 424(b)(5) on March 17, 2026.

Placement Agency Agreement

On March 15, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”) pursuant to which the Company agreed to pay the Placement Agent a placement agent fee equal to 6.0% of the aggregate purchase price of the Ordinary Shares and Pre-funded Warrants sold in the Offering. The Company also agreed to reimburse the Placement Agent for up to $100,000 for the reasonable and accounted fees and expenses of legal counsel.

Warrants

The Pre-Funded Warrants and Class E Warrants will each be issued as individual warrant instruments to the Investors. The form of Pre-Funded Warrant and Class E Warrant are being filed as an exhibit to this Current Report on Form 6-K.

•	Exercisability and duration

Each of the Class E Warrants is exercisable immediately on or after the issuance date and at any time prior to 5:00 p.m., New York City time, on March 17, 2033 (the “Expiration Date”) for the purchase of Ordinary Shares (the “Class E Warrant Shares”). The Class E Warrants are exercisable via “cashless” exercise in the absence of an effective registration statement registering the issuance of the Class E Warrant Shares to the Class E Warrant holders.

The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

•	Exercise Price

The exercise price per Ordinary Share purchasable upon the exercise of the Class E Warrants is $5.50 per Ordinary Share.

The exercise price per Ordinary Share upon the exercise of the Pre-Funded Warrants is $0.0001 per Ordinary Share. The aggregate exercise price of the Pre-Funded Warrants of $4.1099 per Ordinary Share, except for the nominal exercise price of $0.0001 per Pre-Funded Warrant Share, will be pre-funded to the Company at the closing of the Offering.

The exercise price of the Warrants and the number of Ordinary Shares issuable upon exercise are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares.

•	Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of Warrants. In lieu of a fractional Ordinary Share, the Company will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

•	Exercise limitations

A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder; one holder has already elected the 9.99%) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

•	Transferability

Subject to applicable laws, Warrants may be offered for sale, sold, transferred or assigned without our consent.

•	Antidilution and other adjustments

The exercise price of the Warrants and the number of shares of Ordinary Shares issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Ordinary Shares. The holders of Warrants have the right to participate on an as-exercised basis in certain distributions to our holders of our Ordinary Shares.

•	Fundamental transactions

Under the Warrants, we have agreed that upon consummation of a Fundamental Transaction (as defined below), then, upon any subsequent exercise of the Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such Warrant is exercisable immediately prior to such Fundamental Transaction.

“Fundamental Transaction” shall mean a transaction in which (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company.

Notwithstanding the foregoing, a Fundamental Transaction shall not include (i) any merger of the Company, parent of the Company or any of their, direct or indirect, consolidated subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

•	No rights as a shareholder

Except as provided in the Warrants, the holder of a Warrant, solely in its capacity as holder of a Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a Warrant.

•	Exchange listing

We do not plan on applying to list the Warrants on The Nasdaq Global Select Market, any other national securities exchange, or any other nationally recognized trading system.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Pre-Funded Warrants and the Class E Warrants are qualified in their entirety by reference to the full text of the forms of Purchase Agreement, Placement Agency Agreement, Pre-Funded Warrant and Class E Warrant, respectively, are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively, and incorporated herein by reference.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares or Warrants, nor shall there be any sale of Ordinary Shares or Warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3ASR of the Company (File No. 333-290963) and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

Exhibit
No.	Description

4.1	Form of Pre-funded Warrant
4.2	Form of Class E Warrant
5.1	Opinion of Harneys regarding the validity of the securities being registered
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
23.1	Consent of Harneys (included in Exhibit 5.1)
99.1	Press Release, dated March 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer